Exhibit 1.1

chinadotcom Achieves US GAAP Profitability for Q4 2002

chinadotcom’s Q4 2002 Results Highlights:

•	Net income in Q4 2002 under US GAAP was US$1.2 million compared to a net loss of US$3.3 million in Q3 2002

•	The results of our continuing operations, after excluding the discontinued operations:

-	Revenue rose 2% to US$15.7 million versus Q3 2002

-	Gross margin improved to 34% as compared to 32% in the previous quarter

-	Q4 2002 SG&A fell firmly to single digits of US$7.2 million, a 39% drop quarter-to-quarter

•	The company continued to execute its software strategy to move up the value curve through investments in software-related business and through entering strategic partnerships with leading software vendors such as Vignette, Best Software and Human Concepts

•	The company continued to develop its China-based technology services group into a low-cost outsourcing solution for global clients and acquired Praxa Limited (“Praxa”) with an eye toward moving client development into China

•	The company balance sheet remained strong with US$377 million in net cash and cash equivalents including marketable debt securities

[Hong Kong, February 13, 2003] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise solutions company in Asia, today announced its financial results for the fourth quarter and full year ending December 31, 2002 under US GAAP. The company reported a US GAAP net income of US$1.2 million for Q4 2002 compared to a US$3.3 million loss for Q3 2002.

For the continuing operations in Q4 2002, after excluding results from discontinued operations: revenues increased by approximately 2% to US$15.7 million from US$15.5 million in Q3 2002. For Q4 2002, gross margins were 34%, up from 32% in Q3 2002 and gross profit in Q4 2002 was US$5.4 million, up from US$5.0 million in Q3 2002. SG&A expenses reduced 39% in Q4 2002 to US$7.2 million versus US$11.8 million in Q3 2002, in line with the company guidance.

The results from continuing operations on a full year basis: revenues for 2002 were US$59.3 million versus US$64.5 million in 2001, a decline of 8%, in line with company guidance. Overall gross margins in 2002 were 34% versus 37% in 2001 and 2002 SG&A was US$38.0 million versus US$87.9 million SG&A in 2001, a 57% improvement. Operating loss in 2002 was US$29.7 million versus 2001 levels of US$133.6 million. Net loss in 2002 was US$11.6 million versus 2001 levels of US$118.2 million, a year over year improvement of 90%. Including discontinued operations, net loss was US$18.2 million in 2002 versus US$124.4 million in 2001. 2002 overall loss per share was US$0.18 and in 2001, it was US$1.21.

“We are pleased to report a milestone quarter, with US GAAP profitability and the best operating performance since the company’s public offering in 1999,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “In the difficult market conditions of the past 2 years, we’ve managed expenses, realigned revenue streams and are now better positioned as we enter into 2003 from a much healthier platform.”

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Continued momentum in many aspects of our software strategy

After the conclusion of the quarter, the company signed a Master Developer Agreement with Best Software, Inc, the manufacturer of the “Platinum for Windows” products including the BatchMasterPFW suite for Process Manufacturers. This agreement will provide the company access to the source code of Best Software products which it distributes in the Greater China region. The company is the only international Best Software distributor to be selected to join this program. In addition, under this agreement, CDC Software will own the IP (intellectual property) rights relating to the Customized Program Modules developed by the company.

Vignette Corporation appointed the company as a master distributor in Greater China. The company will manage the sales channel for Vignette and provide training, and sales and customer support across the Greater China region. CDC Software will build on chinadotcom’s position as the largest Vignette solutions channel partner in the region and its proven track record implementing Vignette applications in Greater China and the Asia Pacific region.

The company signed a strategic technology licensing and distribution alliance with HumanConcepts, a market leader of industry-leading tools in visualizing organizational structure and changes. The key provisions include: 1) OrgPlus™ will become an essential component to the company’s product suite—PowerHRP, 2) the company has been appointed as the exclusive master distributor, 3) the company will fully localize OrgPlus to meet the requirements of Chinese users for both simplified and traditional Chinese characters, and 4) the company will establish a call center providing telephone and online support to OrgPlus users.

The company was awarded a Software and Service Master Purchase Agreement with Shangri- La Hotel Group in China. Under the MPA, Shangri-La hotels in China will adopt PowerHRP (Human Resources & Payroll) and PowerATS (Attendance Tracking System) as their back-end human resources management and payroll software. As part of the agreement, the company will provide a comprehensive maintenance and support plan as well as training and implementation services to Shangri-La in China.

The company also secured a strategic technology alliance with a major US-based travel sector software firm. The newly bundled, jointly-marketed software is designed to offer seamless business intelligence and reporting from both the front- and back-end office of a hotel’s operations.

At the conclusion of Q4 2002, the company continued to expand its channel partnership network by appointing 10 Value-Added Resellers (VAR) for certain software products. These companies will resell and recommend both chinadotcom’s self developed and partner software products to their clients.

Finally, earlier in the quarter, the company established a strategic relationship with Sagent Technology, Inc., a leading provider of enterprise business intelligence solutions, with a view to developing operational initiatives going forward.

Building a low-cost China-based outsourcing service for global clients

Through 2002, the company has stabilized its e-solutions business by scaling operations in an effort to match its revenue opportunity in Asia Pacific. The company has formed deeper relationships with existing clients like Northwest Airlines, KLM and Bank of China/Prudential.

The company has been successful in recent quarters in offering price competitive services to clients managed through offices in UK, US and Hong Kong in conjunction with development from its low-cost China-based outsourcing center. The company has been winning work over numerous multi-national IT services companies, clients include UK’s Department of Trade and Industry, Cathay Pacific and the Hong Kong Housing Authority.

With this operational trend emerging, the company acquired Praxa Limited (“Praxa”), an Australian IT professional services organization with a 21-year operating history. The company gains Praxa’s strong capabilities in the Microsoft .NET products space as well as the potential distribution of the company’s software products into the Australian marketplace. With Praxa, the company hopes to achieve potential margin improvement by moving fixed cost and contracted work to its low-cost China-based outsourcing center. As a result, Praxa is expected to be more cost competitive in future bids and offer a wider range of services than previously available.

“In this, the first full quarter after our repositioning strategy was announced, we’ve made early strides by signing several master distributorship agreements, making investments in technologies that are ripe for the region and establishing a reseller network,” commented Peter Yip, Chief Executive Officer of chinadotcom corporation. “While our software and outsourcing strategy is in its early stages, we’re encouraged by progress to date and look forward to the co-development of Intellectual Property with global software makers like Best Software for the China marketplace. With our change in operating focus, integration of acquisitions, and strict cost management, the company strives toward sustained profits in the long term.”

Other Developments

Technology services revenues from continuing operations rose 16% quarter on quarter as the group continued to make progress building the base of long-term, recurring work derived from application outsourcing, government services, and software implementation and support businesses. Gross margins improved to 40% up from 36% in Q3 2002 reflecting the on-going focus on higher margin business.

In the marketing and media area revenues from continuing operations rose 3% quarter on quarter, although gross margins fell slightly to 30% in Q4 2002 from 31% in Q3 2002. CDC will continue to exit the lower-margin segments of the marketing operations if they do not produce positive returns going forward. The higher-margin area of the business is focused in proprietary marketing data mining services, leveraging off its existing Australian marketing properties. The current strategy involves development and enhancement of the existing proprietary marketing databases, low cost extension into recurring subscription based data services and solidification of existing sales channel relationships.

In the portal operation the company has managed expenses broadly in line with revenues, and is focusing on improving the contribution from non-advertising revenues and is currently exploring initiatives that include the potential introduction of games and SMS-related content.

As part of the company’s US$20 million share repurchase program announced in September 2001, to date the company has repurchased approximately 6.23 million shares of common stock for an aggregate purchase value of US$15.6 million, completing approximately 78% of the announced repurchase program. Of the above repurchase amounts, the company repurchased nearly 4.5 million shares of common stock from New World Infrastructure Limited and its wholly-owned subsidiary, Modern Links Limited (collectively, “NWI”). The company’s repurchases to date have ranged from US$1.92 to US$3.24 per share.

In addition, the company noted that certain of its senior management, including both the Executive Chairman and the Chief Executive Officer, have beneficially purchased an aggregate of approximately 4.9 million shares of chinadotcom common stock since the middle of 2002. These purchases were done in accordance with regulatory limitations in both the open market and from NWI. At this time, it is the company’s understanding that NWI, formerly one of the company’s larger shareholders, has sold its entire shareholdings in chinadotcom.

Currently, chinadotcom has approximately 99 million common shares outstanding. Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time.

“I am pleased with the company’s move into US GAAP profitability and very encouraged by the initial progress made in the company’s software and outsourcing strategies,” said Raymond Ch’ien, Executive Chairman, “In the post-WTO era whereby Chinese enterprises embark on upgrading networks and systems to international standards, we look forward to capitalizing on the opportunity that China now represents in the software and outsourcing space. In addition, we are an active proponent of the Chinese government’s efforts in IT-related education and expect to see benefits to our business as we work with the government implementing global software development standards.”

Conference Call

chinadotcom will hold a conference call to review its fourth quarter 2002 earnings and operations at 9:00 am on February 13, 2003 Hong Kong time. Investors can call at that time to US Toll Free: 800-365-8460 or Hong Kong Number: 852-2258-4002; the passcode is Q4 CHINA;

alternatively the conference call can be heard on the Internet at [http://webcast.ibeam.com/starthere.asp?pres=21334]. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. The companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software, has been established to spearhead the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and 600 customers in the Asia Pacific region.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties, including those relating to the company’s ability to successfully transition its operations to its focus to grow its software business and accomplish its software objectives, sustain its revenues, make progress in its financial results, reduce its cash usage from existing operations, migrate to higher margin services and reach breakeven or profitability. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of our restructurings and the ability to successfully support our operations; (e) the potential negative reaction by our customers or our shareholders to our reduced size or market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with, and reduced importance of, certain of its shareholders and existing operations; (j) the ceasing of funding to certain business units who do not meet stated objectives and the consequent related ramifications thereof; (k) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (l) increased global competition; (m) manage regulatory and litigation risks; (n) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (o) technological changes and developments; (p) general risks of the Internet, marketing and software sectors; and (q) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

As the company continues its evolution towards a long term software and services strategy, the role of its current or former material shareholders is no longer, and is not expected to be, material or strategic to the company’s operations or results and therefore, increases the likelihood that these material shareholders will seek to materially reduce their holdings in chinadotcom shares. In the process of exiting or reducing its current or former operations, the company has engaged in negotiations with many of its material shareholders to resolve various respective claims which necessarily strain its relationship with these material shareholders. These negotiations could result in liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of the company’s management time and other corporate resources. The current and former material shareholders of note are AOL Time Warner Inc., a subsidiary of Xinhua News Agency and 24/7 Real Media, Inc.

The company hold an 81% interest in hongkong.com Corporation which is a separate publicly traded entity on the Hong Kong Growth Enterprise Market with its own distinct business model that is focused on broadening its media assets.

For a detailed discussion of these and other cautionary statements that could affect the company’s business and financial results, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (SEC), including but not limited to the company’s Annual Report on Form 20-F and its other SEC filed reports. All documents also are available from chinadotcom’s corporate web site at www.corp.china.com. Notwithstanding changes in the above listed factors or any others that may affect the company’s forward-looking statements that may occur in the interim, the company does not expect to update its forward-looking statement included in this release until the release of its next quarterly earnings announcement; however, chinadotcom reserves the right to update the full forward-looking statement or any portion thereof at any time for any reason.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@us.china.com

chinadotcom corporation

Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars, except per share data)

	Year ended December 31, 2001	Year ended December 31, 2002
	(audited)	(unaudited)
Revenues
e-business solutions	32,591	23,003
Advertising	21,404	28,250
Sale of IT products	4,580	4,631
Other income	5,899	3,418

	64,474	59,302
Cost of revenues
e-business solutions	(21,922)	(14,022)
Advertising	(13,508)	(20,045)
Sale of IT products	(3,466)	(3,306)
Other income	(2,010)	(1,484)

	(40,906)	(38,857)
Gross margin	23,568	20,445
Selling, general and administrative expenses	(87,865)	(37,963)
Depreciation and amortization expenses	(27,388)	(11,860)
Impairment of goodwill and intangible assets	(40,698)	—
Stock compensation expense	(1,227)	(309)

Operating loss	(133,610)	(29,687)
Interest income	26,809	23,927
Interest expense	(1,474)	(2,629)
Loss arising from share issuance of a subsidiary	(55)	—
Gain/(loss) on disposal of available-for-sale securities	4,411	(158)
Loss on disposal of subsidiaries and investments	(1,933)	(117)
Other non-operating gains	—	1,173
Other non-operating losses	(1,321)	(288)
Impairment of cost investments and marketable securities	(12,260)	(5,351)
Share of (losses)/income in equity investees	(2,592)	682

Loss before income taxes	(122,025)	(12,448)
Income taxes	(148)	(160)

Loss before minority interests	(122,173)	(12,608)
Minority interests in losses of consolidated subsidiaries	4,010	1,036

Income/(loss) from continuing operations	(118,163)	(11,572)
Discontinued operations
Loss from operations	(6,222)	(7,204)
Income from disposals	—	545

Net loss	(124,385)	(18,231)

Basic and diluted loss per share	(1.21)	(0.18)

chinadotcom corporation

Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars, except per share data)

	Quarter ended September 30, 2002	Quarter ended December 31, 2002
	(unaudited)	(unaudited)
Revenues
e-business solutions	5,085	5,876
Advertising	7,865	8,064
Sale of IT products	1,646	632
Other income	879	1,151

	15,475	15,723
Cost of revenues
e-business solutions	(3,274)	(3,517)
Advertising	(5,454)	(5,618)
Sale of IT products	(1,247)	(698)
Other income	(513)	(517)

	(10,488)	(10,350)
Gross margin	4,987	5,373
Selling, general and administrative expenses	(11,809)	(7,228)
Depreciation and amortization expenses	(2,738)	(2,063)
Impairment of goodwill and intangible assets	—	—
Stock compensation expense	(66)	(62)

Operating loss	(9,626)	(3,980)
Interest income	4,355	4,783
Interest expense	(513)	(604)
Gain on disposal of available-for-sale securities	3,000	671
Loss on disposal of subsidiaries and investments	(121)	(76)
Other non-operating gains	107	995
Other non-operating losses	(110)	(351)
Share of income in equity investees	521	—

(Loss)/Gain before income taxes	(2,387)	1,438
Income taxes	(80)	(23)

(Loss)/income before minority interests	(2,467)	1,415
Minority interests in losses/(income) of consolidated subsidiaries	301	(576)

(Loss)/Income from continuing operations	(2,166)	839
Discontinued operations
Loss from operations	(1,176)	(212)
Income from disposals	—	545

Net (loss)/income	(3,342)	1,172

Basic and diluted (loss)/earning per share	(0.02)	0.01

chinadotcom corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31, 2001	December 31, 2002
	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	20,820	33,153
Restricted cash	1,274	109
Accounts receivable	21,074	15,030
Deposits, prepayments and other receivables	16,746	8,363
Available-for-sale debt securities	329,952	300,056
Restricted debt securities	134,960	139,255

Total current assets	524,826	495,966

Property, plant and equipment, net	21,288	9,375
Available-for-sale marketable securities	2,064	2,050
Available-for-sale debt securities	17,028	20,000
Goodwill	6,430	12,016
Intangible assets	17,092	16,980
Restricted debt securities	—	11,868
Investment in equity investees	2,668	330
Investments	2,878	387
Other assets	2,220	11,985

Total assets	596,494	580,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15,082	13,662
Other payables	7,100	12,952
Accrued liabilities	14,099	9,064
Short-term bank loans	116,820	115,650
Long-term bank loans, current portion	131	149
Deferred revenue	932	2,693
Taxation	1,002	636
Amount due to related companies	10,248	684

Total current liabilities	165,414	155,490

Other payables, net of current portion	2,860	—
Long term debts, less current portion	1,504	11,585
Minority interests	36,855	36,182
Shareholders’ equity:
Share capital	26	25
Additional paid-in capital	613,460	610,340
Treasury stock	—	(238)
Accumulated other comprehensive income	(7,439)	1,990
Deficit	(216,186)	(234,417)

Total shareholders’ equity	389,861	377,700

Total liabilities and shareholders’ equity	596,494	580,957